EXHIBIT 99.3
                          VIDESH SANCHAR NIGAM LIMITED
                        Videsh Sanchar Bhavan, M.G. Road,
                             Fort, Mumbai - 400 001

                                                           Press Release No.9/02
                                                           Mumbai 28th May, 2002

       VSNL ANNOUNCES TOTAL DIVIDEND PAYOUT @ 875% PER SHARE for FY 01-02

                  INTERNATIONAL TELEPHONY TRAFFIC GROWS BY 16%,
                     INTERNET SUBSCRIBERS BASE GREW BY 11%

Videsh Sanchar Nigam Limited (VSNL), India's premier provider of International Telecommunications Services and leading Internet Service Provider has announced its audited financial results for the financial year 2001-2002. The highlights are -

(Rs. in crores)

Particulars                  Q4              Q4         FY 2002      FY 2001
                             FY 2002         FY 2001    (Audited)    (Audited)

Total Revenue                1798.7       2142.9         7111.8      7965.9
Profit before Tax             484.6        628.5         2075.5      2469.5
Tax Provision                 161.4        181.2          667.1       788.7
Profit after Tax              316.2        447.3         1407.4      1778.8
Earning Per share ( Rs.)     11.09*       15.69*          49.38       62.42
* Not annualized

o The Board recommended a TOTAL DIVIDEND PAYOUT OF Rs. 87.50 (Rupees Eighty Seven and Fifty Paise Only) per share (inclusive of special interim dividend of Rs. 75/- per share paid out of the reserves of the Company as per the approval obtained from the Central Government and Rs. 12.50 per share out of the profits of the year.)

o The Company handled 3.1 billion minutes of international telephony traffic during the year 2001-02, exhibiting a growth of 16%

o Internet subscriber base grew by 11% from 5.29 lakhs on 31-03-2001 to 5.87 lakhs on 31st March 2002.

o The Total Revenues for 2001-02 is at Rs. 7111.8 crores while the revenue for previous year was at 7965.9 crores exhibiting a decline of about 11% over the previous year mainly due to significant reduction in settlement rates and significant reduction in tariffs with respect to IPLC and internet services.

o The Net Profit for the year ended 31st March 2002 is at Rs1407.4 Crores as compared to Rs1778.8 Crores in the last Financial Year.

     THE VSNL BOARD, HAS ALSO DECIDED TO INVEST UPTO RS. 1200 CRORES IN TATA TELESERVICES LIMITED. THE STRATEGIC INVESTMENT WILL BE IN LINE WITH THE COMPANY'S INITIATIVE TO REACH OUT TO THE END CUSTOMERS.

     Commenting on the financial results, Shri. S. K. Gupta, Managing Director of Videsh Sanchar Nigam Ltd., said "VSNL has once again demonstrated all round impressive performance which is reflected in traffic growth as well as growth in other Value Added Services. Our performance assumes great importance as VSNL has been able to achieve considerable physical growth in spite of significant reduction in settlement rates, increasing competition and substantial reduction in tariffs in respect of its value added services during the year. VSNL continued to be the dominant player in the ISP segment and added significant customer base in this year resulting in growth by 11%".

o In furthering its goal of bringing global communication facilities and convergence technology to every corner of India, Shri Gupta said " The past year has been an interesting period for the Company and the current year promises to be full of challenges as well. The biggest development has been the privatization of VSNL, continuing the success saga of the government's disinvestments process. The Tata's acquisition of VSNL further strengthens the Group's presence as a holistic player in the telecom industry. In the current year, we will focus on the integration of VSNL in to the Group's telecom ventures and the resulting synergies will truly benefit both the consumer and the Group".

     Commenting on VSNL's position in the new era of privatisation, Shri. S. K. Gupta stated "VSNL has long-term plans to add value to the investors, who have reposed faith in the Company. It also has the inherent strengths born out of strong cash reserves, to invest in many of its projects, without having to borrow from the market."

                                                          (Dr.G.C.Banik)
                                                   Chief General Manager (PR)

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